As filed with the Securities and Exchange Commission on September 27, 2005

                                                             File No. 333-126367

                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       Pre-Effective Amendment No. _______
                         Post-Effective Amendment No. 3

                        (Check appropriate box or boxes)

                                PIONEER BOND FUND

               (Exact Name of Registrant as Specified in Charter)

                                 (617) 742-7825
                        (Area Code and Telephone Number)

                  60 State Street, Boston, Massachusetts 02109
 (Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

                            Dorothy E. Bourassa, Esq.
                       Pioneer Investment Management, Inc.
                                 60 State Street
                           Boston, Massachusetts 02109
                     (Name and Address of Agent for Service)

Copies to: David C. Phelan, Esq.
           Wilmer Cutler Pickering Hale and Dorr LLP
           60 State Street
           Boston, Massachusetts 02109

It is proposed that this filing will become effective immediately upon filing pursuant to paragraph (d) of Rule 462 under the Securities Act of 1933, as amended.

There have been no changes to the proxy statement/prospectus or statement of additional information as filed with Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-14 (File No. 333-126367), as filed with the Commission on August 22, 2005 (Accession No. 0001145443-05-001866).

                                     PART C

                                OTHER INFORMATION
                                PIONEER BOND FUND

ITEM 15. INDEMNIFICATION

No change from the information set forth in Item 25 of the most recently filed Registration Statement of Pioneer Bond Fund (the "Registrant") on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (File Nos. 2-62436 and 811-02864) as filed with the Securities and Exchange Commission on December 8, 2004 (Accession No. 0001145443-04-002020), which information is incorporated herein by reference.

ITEM 16. EXHIBITS

(1)(a)    Agreement and Declaration of Trust                    (1)

(1)(b)    Amendment to Agreement and Declaration of Trust to    (8)
          establish Investor Class Shares

(2)       Amended By-Laws                                       (2)

(3)       Not applicable

(4)       Agreement and Plan of Reorganization                  (*)

(5)       Reference is made to Exhibits (1) and (2) hereof

(6)(a)    Management Contract                                   (4)

(6)(b)    Expense Limitation Agreement for Investor Class       (8)
          Shares

(6)(c)    Expense Limitation Agreement                          (9)

(7)(a)    Underwriting Agreement with Pioneer Funds             (3)
          Distributor, Inc.

(7)(b)    Dealer Sales Agreement                                (6)

(8)       Not applicable

(9)       Custodian Agreement with Brown Brothers Harriman &    (7)
          Co.

(10)(a)   Multiple Class Plan Pursuant to Rule 18f-3            (8)

(10)(b)   Class A Shares Distribution Plan                      (2)

(10)(c)   Class B Shares Distribution Plan                      (4)

(10)(d)   Class C Shares Distribution Plan                      (1)

(10)(e)   Class R Shares Distribution Plan                      (5)

(10)(f)   Class R Shares Service Plan                           (5)

(11)      Opinion of Counsel (legality of securities being      (9)
          offered)

(12)      Opinion as to Tax Matters                             (*)

(13)(a)   Investment Company Service Agreement                  (7)

(13)(b)   Administration Agreement                              (7)

(13)(c)   Services Agreement for Class Y Shares                 (*)

(14)      Consent(s) of Independent Registered Public           (11)
          Accounting Firm

(15)      Not applicable

(16)      Powers of Attorney                                    (9)

(17)(a)   Code of Ethics                                        (9)

(17)(b)   Form of Proxy Card                                    (9)

(1) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 28 to the Registrant's Registration Statement on Form N-1A (File Nos. 2-62436; 811-02864), as filed with the Securities and Exchange Commission on May 14, 1999 (Accession no. 0000276776-99-000013).

(2) Previously filed. Incorporated herein by reference from the exhibits filed with the Registrant's Registration Statement on Form N-14 (File No. 333-64582), as filed with the Securities and Exchange Commission on July 3, 2001 (Accession no. 0000276776-01-500004).

(3) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 34 to the Registrant's Registration Statement on Form N-1A (File Nos. 2-62436; 811-02864), as filed with the Securities and Exchange Commission on October 29, 2001 (Accession no. 0000276776-01-500036).

(4) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 35 to the Registrant's Registration Statement on Form N-1A (File Nos. 2-62436; 811-02864), as filed with the Securities and Exchange Commission on October 29, 2002 (Accession no. 0000276776-02-000008).

(5) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 36 to the Registrant's Registration Statement on Form N-1A (File Nos. 2-62436; 811-02864), as filed with the Securities and Exchange Commission on February 24, 2003 (Accession no. 0000276776-03-000002).

(6) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 37 to the Registrant's Registration Statement on Form N-1A (File Nos. 2-62436; 811-02864), as filed with the Securities and Exchange Commission on October 29, 2003 (Accession no. 0000276776-03-000014).

(7) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 38 to the Registrant's Registration Statement on Form N-1A (File Nos. 2-62436; 811-02864), as filed with the Securities and Exchange Commission on October 28, 2003 (Accession no. 0001016964-04-000418).

(8) Previously filed. Incorporated herein by reference from the exhibits filed with Registrant's Registration Statement on Form N-14 (File No. 333-118442), as filed with the Securities and Exchange Commission on August 20, 2004 (Accession no. 0001145443-04-001275).

(9) Previously filed. Incorporated herein by reference from the exhibits filed with the Registrant's Registration Statement on Form N-14 (File No. 333-126367), as filed with the Securities and Exchange Commission on July 5, 2005 (Accession no. 0001145443-05-001508).

(10) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-126367), as filed with the Securities and Exchange Commission on August 19, 2005 (Accession no. 0001145443-05-001823).

(11) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-14 (File No. 333-126367), as filed with the Securities and Exchange Commission on August 22, 2005 (Accession no. 0001145443-05-001866).

(*) Filed herewith.

ITEM 17. UNDERTAKINGS.

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this Registration Statement by any person or party which is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees that it shall file a final executed version of the legal and consent opinion as to tax matters as an exhibit to the subsequent post-effective amendment to its registration statement on Form N-14 filed with the SEC upon the consummation of the reorganization contemplated by this Registration Statement on Form N-14.

(4) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-14 has been signed on behalf of the Registrant, in the City of Boston and the Commonwealth of Massachusetts, on the 27th day of September, 2005.

                                          Pioneer Bond Fund

                                          By: /s/ Osbert M. Hood
                                             ---------------------------------

                                          Osbert M. Hood
                                          Executive Vice President

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                 Title                       Date
      *                   Chairman of the Board,
----------------------    Trustee, and President
John F. Cogan, Jr.

      *                   Chief Financial
----------------------    Officer, Principal
Vincent Nave              Accounting Officer, and
                          Treasurer

      *
----------------------
Mary K. Bush              Trustee

      *
----------------------
David R. Bock             Trustee

      *
----------------------
Margaret B.W. Graham      Trustee

      *
----------------------
Marguerite A. Piret       Trustee

      *
----------------------
John Winthrop             Trustee

*  By:  /s/ Osbert M. Hood                      September 27, 2005
        ----------------------------------
        Osbert M. Hood, Attorney-in-Fact

                                EXHIBIT INDEX

The following exhibit is filed as part of this Registration Statement:

Exhibit No.     Description
(4)             Agreement and Plan of Reorganization

(12)            Opinion as to Tax Matters

(13)(c)         Services Agreement for Class Y Shares